FOR IMMEDIATE RELEASE

Contact:

Gad Goldstein, President, Formula Systems (1985) Ltd.

011 972 9 959 8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.

203 255 7902

FORMULA SYSTEMS (1985) LTD. SPIN-OFF OF FORMULA VISION TECHNOLOGIES (F.V.T.) LTD. TO FORMULA SHAREHOLDERS

Herzliya, Israel, December 7, 2006 – Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced, following its previous reports regarding the approval of the spin-off of the ordinary shares of Formula Vision Technology (F.V.T.) Ltd. ("Vision"), that such spin-off will be effected by way of distributing the 36,696,000 Vision ordinary shares owned by Formula (representing approximately 57% of the outstanding Vision shares) ("the Dividend Shares") as a dividend in-kind to Formula's shareholders.

The Dividend Shares will be distributed on December 26, 2006, ("the Distribution Date") at a ratio of 2.78 Vision ordinary shares for each outstanding Formula ordinary share held at the close of the trade on December 14, 2006 ("the Record Date"), subject to withholding for taxes as described below.  Fractional Vision ordinary shares will be rounded to the nearest whole share.

The ex-dividend date for the purpose of trading of the ordinary shares on the Tel Aviv Stock Exchange is Sunday, December 17, 2006.

On the Distribution Date, except as described below, each Formula shareholder will receive its pro rata portion of the Dividend Shares, net of Israeli withholding taxes at a rate of 20%, unless such holder has presented sufficient evidence of its exemption from withholding taxes in accordance with the requirements of Israeli law.

The Vision ordinary shares are listed only on the Tel Aviv Stock Exchange and will not be listed on NASDAQ or any other United States securities exchange or registered under the U.S. Securities Exchange Act of 1934. The market value of the Vision ordinary shares to be distributed to holders of Formula ADSs will be paid in cash by Formula's depositary, The Bank of New York, net of Israeli withholding taxes as described above. For this purpose, the market value of the Vision ordinary shares will be based on closing price of the Vision ordinary shares on the Tel Aviv Stock Exchange on the Record Date. For the purpose of illustration, on December 7, 2006, the closing price of the Vision ordinary shares on the Tel Aviv Stock Exchange was NIS 2.17 per share (which was equivalent to US$ 0.517 based on the representative exchange rate published by the Bank of Israel at that time).  As contemplated by the agreement among the Bank of New York and Formula,  the Bank of New York will distribute US dollars to the holders of Formula American Depositary Shares (net of depositary fees) following the Distribution Date.

Formula Systems (1985) Ltd. (NASDAQ: FORTY):

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Formula Vision Technologies (F.V.T.) Ltd.

Formula Vision is a managing and holding company, guiding a group of privately held IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of these privately held companies and a minority interest in the other members of the group. For a brief description of Formula Vision's principal affiliated companies, please see Item 4 of the Company's Annual Report on Form 20-F for the year ended December 31, 2005.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: successful  completion of the transactions contemplated in this press release, market demand for the companies' products, dependence on strategic partners, integration of new business, successful implementation of the companies' products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent annual report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward looking statement.